Exhibit 7

Computation of ratio of earnings to fixed charges (unaudited)

			$ million, except ratios
	2016	2015	2014	2013	2012
Earnings available for fixed charges:

Pre-tax income (loss) from continuing operations before adjustment for income or loss from joint ventures and associates(a)(b)	(4,255)	(11,382)	1,578	27,032	14,196
Fixed charges	2,704	2,689	2,924	3,021	2,971
Amortization of capitalized interest	186	298	327	226	145
Distributed income of joint ventures and associates	1,105	1,614	1,911	1,391	1,763
Interest capitalized	(244)	(179)	(185)	(238)	(390)
Preference dividend requirements, gross of tax(c)	—	(2)	(2)	(2)	(3)
Income of non-controlling interests not inccurring fixed charges	(14)	(25)	(2)	—	—

Total earnings available for fixed charges	(518)	(6,987)	6,551	31,430	18,682

Fixed charges:
Interest expensed	977	886	840	844	844
Interest capitalized	244	179	185	238	390
Rental expense representative of interest	1,483	1,622	1,897	1,937	1,734
Preference dividend requirements, gross of tax(c)	—	2	2	2	3

Total fixed charges	2,704	2,689	2,924	3,021	2,971

Ratio of earnings to fixed charges	—	—	2.2	10.4	6.3

Deficiency of earnings to fixed charges	(3,222)	(9,676)	—	—	—
(a)	2016 includes a pre-tax charge of $7,134 million (2015 $11,956 million pre-tax charge, 2014 $819 million pre-tax charge, 2013 $469 million pre-tax charge and 2012 $5,014 million pre-tax charge) relating to the Gulf of Mexico oil spill.
(b)	2012 includes $709 million of dividends received from TNK-BP.
(c)	Preference dividend requirements are determined by grossing up using the group’s effective tax rate, except in periods when the group’s effective tax rate exceeds 100%, in which case zero is disclosed.

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